wipro

Extract of audited financial results of Wipro Limited and its subsidiaries for the quarter ended June 30, 2019

Consolidated Audited Financial Results of Wipro Limited under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended June 30, 2019	Quarter ended March 31, 2019	Quarter ended June 30, 2018
Total income from operations (net)	**148,718**	151,925	143,077
Net Profit / (Loss) before tax, exceptional and extraordinary items	**30,720**	32,001	26,801
Net Profit / (Loss) before tax but after exceptional and extraordinary items	**30,720**	32,001	26,801
Net Profit / (Loss) after tax, exceptional and extraordinary items	**24,021**	24,937	20,936
Total Comprehensive Income after tax	**25,311**	25,945	18,301
Equity Share Capital	**12,071**	12,068	9,048
Reserves excluding Revaluation Reserve	**580,834**	556,048	492,777
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	**3.97**	4.13	3.53
Diluted:	**3.96**	4.12	3.53

The audited interim consolidated financial results of the Company for the three months ended June 30, 2019 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2019. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS

The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 ("the Companies Act"), as applicable and guidelines issued by the Securities and Exchange Board of India ("SEBI"). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

These financial statements, are prepared in accordance with Ind AS.

Consolidated Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2019	Quarter ended March 31, 2019	Quarter ended June 30, 2018
Total income from operations (net)	**147,860**	151,609	142,306
Net Profit / (Loss) before tax, exceptional and extraordinary items	**30,722**	32,003	26,803
Net Profit / (Loss) before tax but after exceptional and extraordinary items	**30,722**	32,003	26,803
Net Profit / (Loss) after tax, exceptional and extraordinary items	**24,023**	24,939	20,938
Total Comprehensive Income after tax	**25,319**	25,979	18,118
Equity Share Capital	**12,071**	12,068	9,048
Reserves excluding Revaluation Reserve	**576,952**	552,158	488,921
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	**3.97**	4.13	3.53
Diluted:	**3.96**	4.12	3.53

The audited interim consolidated financial results (under Ind AS) of the Company for the three months ended June 30, 2019 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2019. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended June 30, 2019	Quarter ended March 31, 2019	Quarter ended June 30, 2018
Total income from operations (net)	**120,613**	123,958	115,675
Net Profit / (Loss) before tax, exceptional and extraordinary items	**26,439**	21,828	24,224
Net Profit / (Loss) before tax but after exceptional and extraordinary items	**26,439**	21,828	24,224
Net Profit / (Loss) after tax, exceptional and extraordinary items	**20,141**	15,660	19,222
Total Comprehensive Income after tax	**21,227**	17,286	17,720
Equity Share Capital	**12,071**	12,068	9,048
Reserves excluding Revaluation Reserve	**503,140**	481,852	430,136
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	**3.35**	2.61	3.20
Diluted:	**3.34**	2.60	3.20

The audited interim financial results of the Company for the three months ended June 30, 2019 have been approved by the Board of Directors of the Company at its meeting held on July 17, 2019. The statutory auditors have expressed an unmodified audit opinion.

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company's website (URL: www.wipro.com).
2. On April 16, 2019, the Board of Directors approved a proposal to buyback up to 323,076,923 equity shares of ₹ 2 each (representing 5.35% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 325 per equity share for an aggregate amount not exceeding ₹ 105,000 million ("Buyback") in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy-back of Securities) Regulations, 2018 ("Buyback Regulations"). Subsequently, the shareholders of the Company approved the Buyback through postal ballot (including e-voting) on June 1, 2019 and June 21, 2019 was fixed as the record date for the buyback. In accordance with the provisions of the Buyback Regulations, the Company filed the draft letter of offer for the Buyback with SEBI on June 12, 2019 and is awaiting comments on the same.

By Order of the Board,
For Wipro Ltd.
Azim H Premji
Chairman & Managing Director

Place: Bengaluru
Date: July 17, 2019

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bengaluru–560 035, India
Website: www.wipro.com | Email id: info@wipro.com | Tel: +91–80–2844 0011 | Fax: +91–80–2844 0054
CIN: L32102KA1945PLC020800